Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The Outbreak of COVID-19

On November 26, 2020, the Ministry of Finance and the Ministry of Labor and Social Security, issued Supreme Decree No. 2,097 published on the Official Gazette on December 4, 2020, through which they extended until the beginning of March 2021 and December 2021, as applicable, the provisions of the Ley de Protección del Empleo (Employment Protection Law) and of Law No. 21,263, which eased certain requirements to draw from the Unemployment Insurance Fund. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report.

On December 10, 2020, and in order to mitigate the impact of the COVID-19 pandemic, Law No. 21,295 was published in the Official Gazette. This statute allows pension fund account holders to make a second withdrawal from their individual investment accounts for up to 10% of their existing balances within a one-year period subject to a maximum withdrawal of unidades de fomento (“UF”) 150 and a minimum withdrawal of UF 35, unless the account holder has a balance lower than UF 35 in the account, in which case the account holder may withdraw the total amount therein. The funds withdrawn will be considered as non-taxable income for individuals earning taxable income in the year of the withdrawal not in excess of 30 unidades tributarias anuales, according to Article 52 et sec of Decree Law No. 824 of 1974, as amended, the Income Tax Law. For a description of the statute that allowed pension fund account holders to make the first withdrawal from their individual investment accounts, see “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in amendment No. 4 to the Annual Report. The aggregate financial assets held by the Chilean pension funds as of January 11, 2021 totaled approximately US$212.7 billion, compared to US$214.5 billion as of December 31, 2019.  On December 21, 2020, the Constitutional Court of Chile ruled that the second withdrawal was unconstitutional, on the grounds that the right to initiate bills relating to social security matters is a Presidential prerogative; however, this decision will not affect the withdrawals made prior to such decision.

On December 14, 2020, as part of the Plan de Emergencia por la Protección de los ingresos de las Familias y la Reactivación Económica y del Empleo (Emergency Plan for the Protection of Family Income, and Economic and Employment Reactivation) announced in June 2020 by the government, Law No. 21,288 was published in the Official Gazette. This statute creates an extraordinary fund managed by the Minister of Finance that is designed to cover the government’s COVID-19 related expenses (“COVID Emergency Fund”), which will be funded by the public treasury, as well as profits from the Fund’s investments. The COVID Emergency Fund will finance up to US$12 billion of the Emergency Plan for the Protection of Family Income, and Economic and Employment Reactivation, and will automatically expire on the earlier of June 30, 2022 or the depletion of the funds. Any remaining balance of the COVID Emergency Fund as of June 30, 2022 will be allocated to the Fondo de Estabilización Económica y Social (Economic and Social Stabilization Fund, or the “FEES”).

On December 16, 2020, the Instituto de Salud Pública de Chile (Institute of Public Health of Chile) authorized the emergency use of the Pfizer-BioNTech COVID-19 vaccine. The vaccine is scheduled to be applied by order of risk-related priority, commencing with health care staff from intensive care units and followed by personnel working in critical patient units, the elderly and chronic patients.  The first 20,000 doses from Pfizer-BioNTech arrived in Chile in December 2020. Vaccines produced by other laboratories are also expected to be submitted for approval of the Institute of Public Health. The government has agreements for a total of 40 million vaccines from various companies, conditional on their respective sanitary approvals.  The vaccine will be voluntary and made available free of charge.

On December 21, 2020, the President submitted to Congress a draft bill to amend the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund or “FOGAPE”), and to create a new FOGAPE program focused on investment and economic reactivation, relaxing the current conditions for the financing of small, medium and large enterprises. The purpose of the bill includes (i) allowing the proceeds of financings guaranteed by FOGAPE to be used in debt refinancing; (ii) extending the availability period of financings guaranteed by FOGAPE under Law No. 21,229 (the “FOGAPE COVID-19 Program”) until December 31, 2021; (iii) eliminating the maximum interest rate applicable to financings guaranteed by FOGAPE and authorizing the President to set a different rate pursuant to a supreme decree; (iv) authorizing the Ministry of Finance to increase the FOGAPE guarantees’ limits for those economic sectors most affected by the financial crisis; (v) authorizing the Ministry of Finance acting via supreme decree to regulate the conditions and requirements for different regimes of FOGAPE guarantees that could fit to the enterprises’ requirements and the current national economic context; and (vi) allowing for an extension of the repayment dates in the loans and guarantees granted under the FOGAPE COVID-19 program, to up to 60 months after the disbursement.

On January 4, 2021, Law No. 21,299 was published in the Official Gazette, allowing financial institutions to grant “postponement loans” (créditos de postergación) to mortgage loans debtors with the sole purpose of refinancing up to six monthly installments of mortgage secured loans. The postponement loans will be guaranteed by the FOGAPE and will be exclusively used to pay the deferred installments of mortgage secured loans. In addition, postponement loans will not be subject to stamp taxes and their interest rate will not exceed the rate of the related original mortgage secured loans.

The government currently maintains the “step-by-step” gradual lockdown relief program in force since March 2020. This includes five stages ranging from quarantine to advance re-opening, based on a formula that combines factors, such as, new cases per capita in a given area, size of the elderly and vulnerable population and access to medical care, among others. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines. As of January 4, 2021, 12.5% of the population was subject to restricted mobility under this program and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 79.17, compared to 10.4% of the population and stringency index of 73.15 as of March 31, 2020.

As of January 13, 2021, 652,525 COVID-19 infections had been recorded in Chile, of which 23,407 were active as of such date, with 3,394 new cases recorded on January 13, 2021, and 17,204 total deaths.

The Chilean Constitution and Government

On December 21, 2020, Congress approved a constitutional amendment pursuant to Law No. 21,298 to reserve 17 seats, out of the 155 seats in the Constitutional Convention to be elected in 2021 to draft the new Chilean Constitution, for indigenous people as such are recognized by Law No. 19,253.

Foreign Investment

On December 3, 2020, a bill was submitted to Congress to restrict a foreign state’s acquisition of interests in companies that provide public utility services, the interruption of which may cause serious damage to the national health, economy, supply or security. The bill would require Congress’s prior authorization of such acquisitions pursuant to a ley de quórum calificado (special majority law). As of the date of this amendment to the Annual Report, discussion and approval of the bill is still pending.

Foreign Exchange Regulations

On December 24, 2020, the Board of Directors of the Central Bank adopted a resolution amending the Compendium of Foreign Exchange Regulations to expand the list of foreign exchange transactions that may be made in Chilean pesos. The newly authorized transactions include: (i) derivatives transactions with physical settlement in Chilean pesos; (ii) the opening and maintenance of Chilean peso bank accounts by non-Chilean domiciled/residents; (iii) the granting of credits in Chilean pesos by Chilean domiciled/residents to non-Chilean domiciled/residents; (iv) the making of deposits or other investments abroad in Chilean pesos by Chilean domiciled/residents; and (v) the granting or making of Chilean peso credits, deposits, investments or capital contributions by non-Chilean domiciled/residents. The new regulations are expected to become effective on March 1, 2021 for the transactions described in (i), (ii) and (iii), and September 1, 2021 for the transactions described in (iv) and (v).

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the period indicated:

	Current Account (in millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
Nine months ended September 30, 2020	2,400	(7.9)%	(11.2)%

(1) Current account data for the period indicated.

(2) Compared to the same period in 2019.

Source:  Chilean Central Bank.

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2020
January	1.5	3.2	1.3
February	3.3	11.5	2.6
March	(3.5)	1.9	(4.0)
April	(14.3)	0.5	(15.7)
May	(15.5)	1.7	(17.3)
June	(13.6)	2.4	(15.3)
July	(11.3)	2.1	(12.7)
August	(11.0)	(2.9)	(11.9)
September	(4.8)	(2.0)	(5.1)
October	(1.2)	1.6	(1.5)
November	0.3	(1.1)	0.4

Source:  Chilean Central Bank.

Gross Domestic Product

For the nine months ended September 30, 2020, real GDP contracted 7.9% compared to the same period in 2019, with the sharpest contraction taking place in the second quarter of 2020 (14.5%). This contraction was mainly due to the impact of the measures implemented to prevent the spread of COVID-19 in the manufacturing and service sectors, which reduced demand for imports. During the nine months ended September 30, 2020, aggregate domestic demand decreased 11.2%, gross fixed capital formation decreased 13.2%, total consumption decreased 10.3% and exports decreased 1.2%, while imports decreased 15.1%, in each case in real terms when compared to the same period in 2019.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for the period indicated, in billions of Chilean pesos)

	Nine months ended September 30,
	2019	2020
Nominal GDP	146,881	145,378
Aggregate domestic demand	147,668	138,025
Gross fixed capital formation	31,221	28,891
Change in inventories	2,316	822
Total consumption	114,130	108,313
Private consumption	93,168	85,491
Government consumption	20,962	22,822
Total exports	40,965	46,166
Total imports	41,752	38,813
Net exports	(787)	7,353

Source:  Chilean Central Bank.

Real GDP and Expenditures

(chained volume at previous period prices, in billions of Chilean pesos)

	Nine months ended September 30,
	2019	2020
Real GDP	115,523	106,448
Aggregate domestic demand	117,205	103,400
Gross fixed capital formation	24,026	20,846
Change in inventories	1,856	640
Total consumption	91,323	81,914
Private consumption	75,354	66,954
Government consumption	15,971	14,914
Total exports	33,078	32,670
Total imports	34,999	29,718
Net exports	(1,921)	2,952

Source:  Chilean Central Bank.

Composition of Demand

For the nine months ended September 30, 2020, consumption, as a percentage of GDP and measured at current prices, decreased to 74.5% of GDP compared to 77.7% of GDP in the same period in 2019, mainly due to the impact of measures implemented to prevent the spread of COVID-19 pandemic and its effects. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report and “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in amendment No. 4 to the Annual Report. Gross fixed capital formation decreased to 19.9% of GDP in the nine months ended September 30, 2020 compared to 21.3% of GDP in the same period in 2019. For the nine months ended September 30, 2020, exports measured at current prices accounted for 33.4% of GDP and imports measured at current prices accounted for 26.7% of GDP compared to 27.7% and 28.4% of GDP for the same period in 2019, respectively.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(% of GDP, except as indicated)

	Nine months ended September 30,
	2019		2020
Nominal GDP (in billions of Chilean pesos)	Ps.	146,881	Ps.	145,378
Domestic absorption	100.5		94.9
Total consumption	77.7		74.5
Private consumption	63.4		58.8
Government consumption	14.3		15.7
Change in inventories	1.6		0.6
Gross fixed capital formation	21.3		19.9
Exports of goods and services	27.7		33.4
Imports of goods and services	28.4		26.7

Source:  Chilean Central Bank.

Savings and Investment

For the nine months ended September 30, 2020, total gross savings (or domestic gross investment) decreased as a percentage of GDP as a consequence of a decrease in external savings.

The following table sets forth information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
National Savings	18.8	21.8
External Savings	4.0	(1.4)
Total Gross Savings or Domestic Gross Investment	22.8	20.4

Source:  Chilean Central Bank.

Principal Sectors of the Economy

For the nine months ended September 30, 2020, the primary sector of Chile’s economy increased 0.2%, the manufacturing sector decreased 5.8% and the services sector decreased 9.3%, in each case, in real terms.  Whereas the primary sector was stable, the decrease in the manufacturing sector was driven mainly by reduced prices in the textiles, clothing and leather, and the non-metallic mineral products and base metal products sub-sectors, and the decrease in the services sector was driven mainly by reduced activity in the transport and the personal services sub-sectors.

The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector
(% change from same period in previous year, except as indicated)

	Nine months ended September 30, 2020
Primary sector:	0.2
Agriculture, livestock and forestry	(4.2)
Fishing	(5.6)
Mining	1.8
Copper	1.2
Other	7.4
Manufacturing sector:	(5.8)
Foodstuffs, beverages and tobacco	(2.0)
Textiles, clothing and leather	(32.8)
Wood products and furniture	(8.5)
Paper and printing products	(2.2)
Chemicals, petroleum, rubber and plastic products	(10.0)
Non-metallic mineral products and base metal products	(11.2)
Metal products, machinery and equipment and miscellaneous manufacturing	(4.4)
Services sector:	(9.3)
Electricity, oil and gas and water	(0.6)
Construction	(15.3)
Trade and catering	(12.7)
Transport	(21.8)
Communications	(0.7)
Financial services	(2.7)
Housing	(2.9)
Personal services	(19.6)
Public administration	3.0
Subtotal	(7.5)
Net adjustments for payments made by financial institutions, VAT and import tariffs	(9.6)
Total GDP	(7.9)
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	106,448.2

Source:  Chilean Central Bank.

The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Primary sector:	12.8	15.8
Agriculture, livestock and forestry	3.0	3.4
Fishing	0.6	0.6
Mining	9.1	11.8
Copper	8.2	10.8
Other	0.9	1.1
Manufacturing sector:	10.2	10.3
Foodstuffs, beverages and tobacco	4.6	4.7
Textiles, clothing and leather	0.1	0.1
Wood products and furniture	0.6	0.6
Paper and printing products	0.9	0.8
Chemicals, petroleum, rubber and plastic products	1.9	2.0
Non-metallic mineral products and base metal products	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.6	1.6
Services sector:	68.6	66.0
Electricity, oil and gas and water	2.9	3.2
Construction	6.5	5.7
Trade and catering	11.5	10.5
Transport	5.1	4.5
Communications	2.1	2.0
Financial services	14.9	14.8
Housing	8.4	8.4
Personal services	12.5	12.0
Public administration	4.7	4.9
Subtotal	91.6	92.1
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.4	7.9
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	146,881.2	145,378.1

Source:  Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 15.8% in the nine months ended September 30, 2020, compared to 12.8% in the same period in 2019.

Agriculture, Livestock and Forestry

For the nine months ended September 30, 2020, the agriculture, livestock and forestry sector decreased 4.2% in real terms, as compared to the same period in 2019, and accounted for 3.4% of nominal GDP for the nine months ended September 30, 2020, compared to 3.0% of nominal GDP during the same period in 2019.

Manufacturing Sector

For the nine months ended September 30, 2020, the manufacturing sector accounted for 10.3% of nominal GDP, compared to 10.2% of nominal GDP for the same period in 2019.

Services Sector

Electricity, Oil and Gas and Water

For the nine months ended September 30, 2019, the electricity, oil and gas and water sector accounted for 3.2% of nominal GDP, compared to 2.9% for the same period in 2019.

Construction

For the nine months ended September 30, 2020, the construction sector accounted for 5.7% of nominal GDP, compared to 6.5% for the same period in 2019.

Trade and Catering

For the nine months ended September 30, 2020, the catering sector accounted for 10.5% of nominal GDP, compared to 11.5% for the same period in 2019.

Transport

For the nine months ended September 30, 2020, the transport sector accounted for 4.5% of nominal GDP, compared to 5.1% for the same period in 2019.

Communications

For the nine months ended September 30, 2020, the communications sector accounted for 2.0% of nominal GDP, compared to 2.1% for the same period in 2019.

Financial Services

For the nine months ended September 30, 2020, the financial services sector accounted for 14.8% of nominal GDP, compared to 14.9% for the same period in 2019.

As of June 30, 2020, the latest available information, the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA) totaled US$628 billion.

Housing

For the nine months ended September 30, 2020 and 2019, the housing sector accounted for 8.4% of nominal GDP.

Personal Services

For the nine months ended September 30, 2020, the personal services sector accounted for 12.0% of nominal GDP, compared to 12.5% for the same period in 2019.

Public Administration

For the nine months ended September 30, 2020, the public administration sector accounted for 4.9% of nominal GDP, compared to 4.7% in the same period in 2019.

Employment and Labor

Employment

As of November 30, 2020, the rate of unemployment was 10.8%, compared to 7.0% as of November 30, 2019.

The following table presents information on employment and the labor force in Chile for the periods indicated:

Employment and Labor
(in thousands of persons or percentages)

Three months ended November 30, 2020
Nationwide:
Working Age Population	15,782.1
Labor force	8,871.1
Employment	7,916.7
Participation rate (%)	56.2
Unemployment rate (%)	10.8

Source:  National Statistics Institute and University of Chile surveys.

For the nine months ended September 30, 2020, the manufacturing sector employed 10.2% of Chile’s labor force and accounted for 10.3% of GDP. For the same period, the agriculture, livestock, forestry and fishing sectors accounted for 3.4% of GDP and employed 6.8% of Chile’s labor force.  The mining sector accounted for 11.8% of GDP and employed only approximately 2.5% of Chile’s labor force, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
(% of total labor force employed)

Three months ended November 30, 2020(1)
Primary sector	9.4
Agriculture, livestock and forestry and fishing	6.8
Mining	2.5
Manufacturing sector	10.2
Services sector	80.4
Electricity, gas and water	1.5
Construction	7.8
Trade and catering	22.6
Transport and communications	8.1
Financial services	2.4
Community and social services(2)	38.1
Total	100.0

(1)  Constitutes an average for the three months ended November 30, 2020.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

For the three months ended November 30, 2020, women accounted on average for 40.8% of the total nationwide labor force.

Wages

There was no change in average real wages in the ten months ended October 31, 2020, compared to the same period in 2019. However, productivity for the nine months ended September 30, 2020 increased approximately by 5.3%, compared to the same period in 2019.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$3.5 billion for the nine months ended September 30, 2020, compared to a deficit of US$1.8 billion for the same period in 2019.

Current Account

Chile’s current account recorded a surplus of US$2.4 billion (1.3% of GDP) for the nine months ended September 30, 2020, compared to a deficit of US$8.6 billion (4.2% of GDP) for the same period in 2019.

The merchandise trade surplus increased to US$12.6 billion for the nine months ended September 30, 2020, from US$2.9 billion for the same period in 2019, driven by a decrease in merchandise imports (US$39.8 billion for the nine months ended September 30, 2020 compared to US$49.6 billion for the same period in 2019).

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$0.9 million for the nine months ended September 30, 2020, compared to a surplus of US$2.6 million for the same period in 2019.

The financial account registered a deficit of US$1.3 billion (0.7% of GDP) for the nine months ended September 30, 2020, compared to a deficit of US$8.8 billion (4.3% of GDP) for the same period in 2019. This decrease in the deficit was mainly due to negative net portfolio investment and negative other investments.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Current account
Current account, net	(8,569)	2,400
Goods and Services, net	(1,036)	9,167
Merchandise Trade Balance	2,871	12,597
Exports	52,495	52,439
Imports	49,625	39,843
Services	(3,907)	(3,430)
Credits	7,064	4,965
Debits	10,971	8,395
Income, net	(8,609)	(7,481)
Income from investment	(8,148)	(7,110)
Income from direct investment(1)	(8,146)	(7,116)
Abroad	3,302	2,715
From abroad	11,448	9,831
Income from portfolio investment	386	82
Dividends	1,697	1,728
Interest	(1,311)	(1,646)
Income from other investment	(388)	(76)
Credits	722	602
Debits	1,110	679
Current transfers, net	1,076	714
Credits	2,034	1,986
Debits	(958)	(1,272)
Capital and financial accounts
Capital and financial accounts, net	(8,769)	(1,279)
Capital account, net	3	1
Financial account, net	(8,772)	(1,280)
Direct investment, net	(3,586)	(1,620)
Direct investment abroad	6,747	5,353
Shares and other capital	5,028	2,201
Earnings reinvested	2,911	2,304
Debt instruments(2)	(1,193)	848
Direct investment to Chile	10,333	6,974
Shares and other capital	5,454	4,631
Earnings reinvested	4,072	1,929
Debt instruments(2)	807	414
Portfolio investment, net	(3,281)	(9,732)
Assets	2,774	(1,770)
Liabilities	6,056	7,962
Financial Derivatives, net	377	(9,732)
Other Investment, net(3)	(496)	2,667
Assets	152	8,711
Commercial credits	(1,006)	(123)
Loans	(251)	(150)
Currency and deposits	1,408	9,028
Other assets	—	(44)
Liabilities	647	(2,229)
Commercial credits	(936)	(1,026)
Loans(3)	1,700	(902)
Currency and deposits	(117)	(300)
Other liabilities	—	—
Assets in reserve, net	(1,785)	(3,534)
Errors and omissions, net	(205)	(3,680)
Financial account (excluding change in reserves)	(8,772)	(1,280)
Total balance of payments	(1,785)	(3,534)

(1)  Includes interest.

(2)  Includes trade credits, loans, currency and deposits.

(3) Short term net flows.

Source:  Chilean Central Bank.

Merchandise Trade

Chile’s imports for the nine months ended September 30, 2020 originated mainly in China (27.6% of total imports), the United States (18.5% of total imports), Brazil (7.1% of total imports), Argentina (5.4% of total imports), Germany (4.1% of total imports) and Mexico (2.7% of total imports).  In the nine months ended September 30, 2020, merchandise imports totaled US$39.8 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 51% of total imports in the nine months ended September 30, 2020 compared to 50% for the same period in 2019. Imports of consumer goods amounted to 27% of total imports in the nine months ended September 30, 2020 compared to 29% in the same period in 2019.  Imports of capital goods accounted for 22% of total imports for that period compared to 21% for the same period in 2019.

The primary destinations of Chile’s exports for the nine months ended September 30, 2020 were China (which received 37.1% of total exports), the United States (which received 13.8%), Japan (which received 8.8%), South Korea (which received 5.7%) and Brazil (which received 4.0%). In the nine months ended

September 30, 2020, merchandise exports totaled US$52.4 billion. During the nine months ended September 30, 2020, the proportion of Chile’s exports to Asia as a percentage of total exports increased from 53.6% to 57.1%, while the proportion of Chile’s exports to North America decreased from 17.8% to 16.6%, as compared to the same period in 2019.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Exports (FOB)
Americas:
Argentina	0.9	0.8
Brazil	4.5	4.0
Mexico	2.0	1.5
United States	14.4	13.8
Other	9.3	7.7
Total Americas:	31.1	27.7
Europe:
France	1.3	2.1
Germany	1.3	1.4
Italy	2.3	1.9
United Kingdom	1.9	1.6
EFTA	0.9	0.9
Other	5.7	5.8
Total Europe:	13.5	13.7
Asia:
Japan	8.8	8.8
South Korea	7.1	5.7
Taiwan	2.3	1.8
China	30.7	37.1
Other	4.6	3.8
Total Asia:	53.6	57.1
Other:(1)	1.8	1.5
Total exports:	100.0	100.0

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Imports (CIF)
Americas:
Argentina	4.7%	5.4%
Brazil	8.3%	7.1%
Mexico	3.1%	2.7%
United States	19.1%	18.5%
Other	8.8%	8.8%
Total Americas:	43.9%	42.5%
Europe:
France	2.3%	1.6%
Germany	4.1%	4.1%
Italy	0.6%	0.7%
United Kingdom	2.4%	2.4%
EFTA	0.9%	0.9%
Other	6.9%	7.7%
Total Europe:	17.2%	17.4%
Asia:
Japan	3.7%	2.1%
South Korea	2.1%	1.5%
Taiwan	0.4%	0.4%
China	23.9%	27.6%
Other	5.2%	5.2%
Total Asia:	35.3%	36.8%
Other:(1)	3.5%	3.3%
Total imports:	100.0%	100.0%

(1) Includes Africa, Oceania and other countries, including those in tax free zones.

Source:  Chilean Central Bank.

Services Trade

For the nine months ended September 30, 2020, exported services decreased 30% and imported services decreased 23%, compared to the same period in 2019.

MONETARY AND FINANCIAL SYSTEM

Inflation

As of December 31, 2020, the year-to-date inflation rate was 3.0%.  The monetary policy rate (Tasa de Política Monetaria, or TPM) stood at 0.5% at the end of the twelve months ended December 31, 2020.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

(% change from same period in 2019)

	CPI	PPI (1)
Eleven months ended November 30, 2020	2.7	8.1
Twelve months ended December 31, 2020	3.0	N.A.

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso was trading at Ps. 711.2/US$1.00 on December 31, 2020, compared to Ps. 744.6/US$1.00 on December 31, 2019.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the 12 months ended December 31, 2020.

Observed Exchange Rates (1)
(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Twelve months ended December 31, 2020	867.8	710.3	792.2	711.2

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$36.4 billion as of November 30, 2020, compared to US$37.5 billion as of November 30, 2019. On January 13, 2021, the Central Bank announced a program for the purchase of U.S. dollars, to increase its international reserves up to approximately 18.0% of Chile’s GDP and to replenish USD 2.55 billion reserves used for foreign exchange trades between December 2019 and January 2020. The program will be for an amount up to US$12 billion, which will be gradually acquired at US$40 million per day. The program is intended to enable the Central Bank to acquire international reserves in an amount sufficient to cover amounts that would have been available to be drawn under the flexible credit facility granted to the Central Bank by the IMF that will expire in 2022.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of November 30, 2019	As of November 30, 2020
Chilean Central Bank:
Assets:
Gold	12.0	39,165.7
Special Drawing Rights (SDRs)	745.7	14.9
Reserve position in the IMF	419.0	674.9
Foreign exchange and bank deposits	5,435.7	1,857.3
Securities	34,044.6	35,942.9
Other assets(1)	0.0	0.0
Total	40,657.0	39,165.7

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	113.0	17.0
Accounts with international organizations	84.0	85.0
SDR allocations	1,116.0	1,168.0
Short Term Liabilities	0.0	0.0
Total	1,313.0	1,271.0
Total international reserves, net	37,473.0	36,438.0

(1) Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of September 30, 2019	As of September 30, 2020
Currency in circulation	6,782.6	10,984.9
Bank reserves	5,606.5	13,984.5
Monetary base	12,389.0	24,969.4

(1) There are no demand deposits at the Chilean Central Bank.

Source:  Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

As of September 30, 2020

Currency in circulation	10,984.9
Demand deposits at commercial banks	50,970.4
M1(1)	61,955.3
Total time and savings deposits at banks	88,040.4
Others	7,373.4
M2(2)	157,369.1
Foreign currency deposits at Chilean Central Bank	25,632.5
Documents of Chilean Central Bank	13,582.4
Letters of Credit	265.3
Private Bonds	29,986.2
Others	45,698.6
M3(3)	272,534.2

(1)  M1:  Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2) M2:  M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)  M3:  M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

The following table shows changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change for the 9-month period ended September 30, 2020)

Nine months ended September 30, 2020
M1 (% change)	61.5
M2 (% change)	9.0
Credit from the financial system (% change)	7.9
Average annual Chilean peso deposit rate(%)(1)	0.0

(1) Represents real interest rates for a period of 90 to 365 days.

Source:  Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of September 30,
	2019	2020
Liquidity aggregates (at period end)	12,389.0	24,969.0
Monetary base:
Currency, excluding cash in vaults at banks	6,783.0	10,985.0
M1(1)	38,363.0	61,955.0
M2(2)	144,341.0	157,369.0
M3(3)	249,939.0	272,534.0
Credit aggregates (at period end):
Private sector credit	169,397.0	183,067.0
Public sector credit	1,659.0	11,921.0
Total domestic credit(4)	150,311.0	162,209.0
Deposits(4):
Chilean peso deposits	149,763.0	159,076.0
Foreign-currency deposits	22,963.0	31,023.0
Total deposits	172,726.0	190,100.0

(1) Currency in circulation plus Chilean peso-denominated demand deposits.

(2) M1 plus Chilean peso-denominated savings deposits.

(3) M2 plus deposits in foreign currency, principally U.S. dollars.  Does not include government time deposits at Chilean Central Bank.

(4)  Includes capital reserves and other net assets and liabilities.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of September 30, 2019
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	318,349.0	84.4%	226,882.0	86.3%	159,949.0	81.4%	25,911.0	89.6%
Foreign- owned private-sector banks(2)	1,564.0	0.4%	301.0	0.1%	363.0	0.2%	592.0	2.0%
Private-sector total	319,913.0	84.8%	227,184.0	86.5%	160,312.0	81.6%	26,503.0	91.7%
Banco Estado	57,171.0	15.2%	35,607.0	13.5%	36,153.0	18.4%	2,404.0	8.3%
Total banks	377,084.0	100.0%	262,791.0	100.0%	196,465.0	100.0%	28,908.0	100.0%

	As of September 30, 2020
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	345,952.0	83.7%	225,595.0	86.4%	166,755.0	81.2%	24,602.0	88.7%
Foreign- owned private-sector banks(2)	2,477.0	0.6%	334.0	0.1%	289.0	0.1%	575.0	2.1%
Private-sector total	348,429.0	84.3%	225,928.0	86.5%	167,044.0	81.3%	25,177.0	90.8%
Banco Estado	64,683.0	15.7%	35,185.0	13.5%	38,358.0	18.7%	2,548.0	9.2%
Total banks	413,112.0	100.0%	261,113.0	100.0%	205,402.0	100.0%	27,725.0	100.0%

(1) Corresponds to the “Capital Básico.”  This item included capital and reserves.

(2) Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks.  If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of September 30, 2019 would be as follows: assets: 42.2%, loans: 42.1%, deposits: 38.3% and shareholders’ equity: 45.2%, with the corresponding reduction in the market share of domestically owned private-sector banks, and as of September 30, 2020 such market share would be as follows: assets:  42.3%, loans:  41.9%, deposits: 38.5% and shareholders’ equity: 42.9%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source:  CMF.

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of September 30, 2020
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	57.2	17.6
Banco Estado	50.7	15.7
Banco de Chile	45.3	14.0
Banco de Crédito e Inversiones	57.1	17.6
Itaú Corpbanca	36.8	11.3
Other banks	77.0	23.8
Total Banking System	324.1	100.0

Source:  CMF.

	As of September 30, 2019
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	46.6	17.0
Banco Estado	41.5	15.2
Banco de Chile	39.4	14.4
Banco de Crédito e Inversiones	47.0	17.2
Itaú Corpbanca	32.5	11.9
Other banks	66.6	24.3
Total Banking System	273.6	100.0

Source:  CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	Nine months ended September 30
	2019	2020
Return on assets	0.8	0.2
Return on equity	9.7	3.6
Non-performing loans as a percentage of total loans	0.9	0.9
Gross operational margin/assets	3.2	2.5
Operating expenses/operating revenue	44.9	48.1
Operating expenses/average total assets	1.5	1.2
Regulatory capital to risk-weighted assets	13.0	14.1

Source:  CMF.

Recent Developments in Banking Regulation

On December 1, 2020, following the publication of new chapters of the Compilation of Banking Rules relating to Tier 3 and the determination of risk-weighted assets, the Comisión para el Mercado Financiero (Commission for the Financial Market, or the “CMF”)  announced the culmination of the regulatory implementation process of Basel III standards in Chile. Notwithstanding the foregoing, the actual implementation of Basel III requirements was postponed until November 30, 2021, and in the case of Tier 3 requirements, until 2023. See “Recent Developments — The Outbreak of COVID-19”.

Minimum Capital; Capital Adequacy Requirements

The General Banking Law provides that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$31.5 million as of January 14, 2021).

A minimum of 50.0% of the minimum capital shall be duly paid at the moment a bank is incorporated (or at the moment of receiving authorization to start operations, in the case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its regulatory capital must be no less than 6.5% of its risk weighted assets. This requirement decreases to 1.0% of risk weighted assets after the bank’s regulatory capital reaches at least UF 600,000 (approximately US$23.6 million as of January 14, 2021). See “Monetary and Financial System — Financial Sector — Minimum Capital; Capital Adequacy Requirements” in the Annual Report.

Capital Markets

Financial Markets Commission

In October 2020, following recommendations from the International Monetary Fund and the comparative experience of other integrated financial regulators, the CMF presented its new organizational structure based on the Twin Peaks model. Pursuant to such model, supervision will now be based on two main pillars: prudential supervision (solvency and risk management), and conduct supervision (market integrity, transparency and consumer protection). The transition to this structure started on January 1, 2021 and is expected to be completed by year end. See “Monetary and Financial System—Capital Markets—Financial Markets Commission” in the Annual Report.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of December 31, 2020:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of December 31, 2020	21.007	4.177

(1)                                       The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)                                       The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

As of September 30,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2019	214,505.0	54,596.0	57,283.0	—	—	326,383.0
2020	192,384.0	52,044.0	56,127.0	—	—	300,555.0

(1) Includes international investment funds.

Source:  CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

On December 16, 2020, the President submitted to Congress a bill to amend Decree Law No. 3,500, the statute that governs the Chilean Pension Funds System. The bill would impose certain restrictions on the ability of account holders to freely transfer the balances held in and to any of the five different classes of funds that form part of and are available for investment in their individual pension fund accounts. As of the date of this amendment to the Annual Report, the bill is still pending in Congress.

On December 10, 2020, and in order to mitigate the impact of the COVID-19 pandemic, Law No. 21,295 was published in the Official Gazette, which allows pension fund account holders to make a second withdrawal from their individual investment accounts. See “Recent Developments — The Outbreak of COVID-19”.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for the 11 months ended November 30, 2020, as well as the total assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at November 30, 2020 (in millions of US$)
Eleven months ended November 30, 2020	—	1,576.5	9,977.4

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES as of November 30, 2020, as well as the total assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at November 30, 2020 (in millions of US$)
Eleven months ended November 30, 2020	—	3,090.0	9,847.6

Budget Law and Political Initiatives

Law No. 21,289, which approved the 2021 budget, was published in the Official Gazette of December 16, 2020. The following table sets forth a summary of public sector accounts during the 11 months ended November 30, 2019 and 2020 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and percentage of total GDP)

Current Revenues and	Eleven months ended November 30, 2019	Eleven months ended November 30, 2020
Expenditures	(US$)	(US$)
Revenues	46.4	46.3
Net taxes(1)	38.0	37.6
Copper revenues(2)	0.7	1.0
Social Security contributions	3.3	3.7
Donations	0.2	0.1
Real property incomes	1.2	1.1
Operational revenues	1.2	0.9
Other revenues	1.8	2.0
Expenditures	43.2	55.7
Wages and salaries	10.6	12.4
Goods and services	3.9	4.7
Interest on public debt	2.1	2.5
Transfer payments	18.2	25.9
Transfers to social security	8.3	10.1
Others	0.1	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	0.0	0.0
Expenditures
Investment	3.8	3.6
Capital transfers	3.6	3.6
Central government balance	(4.2)	(16.6)

(1) Taxes collected net of refunds.

(2) Excludes transfers from Codelco under Law No. 13,196.  This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues.  Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019. See “Public Sector Finances —— Government Expenditures —— Defense Expenditure.”

Source:  Chilean Budget Office.

Government Revenue

Taxation

Net tax revenues totaled US$37.6 billion for the nine months ended September 30, 2020, compared to US$38.0 billion for the same period in 2019.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•                                                            Litigation:  The central government and other state-owned agencies face private lawsuits.  If the courts rule against the government or if a settlement is agreed, payments will be required.  As of June 2019, the government had paid approximately Ps.16,642 million (approximately US$24.5 million as of June 30, 2019) in connection with final court rulings issued in the first half of 2019.

•                                                            Infrastructure Concessions Program Guarantees:  Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator.  If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall.  The government estimates that approximately Ps. 48.9 billion (approximately US$65.8 million as of December 31, 2019) were paid on account of program guarantees in 2019.

•                                                            Bank Time Deposit Guarantees:  The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ch$5.6 million or US$7,603.9 as of December 31, 2019) per person for each calendar year.  There have been no bank defaults in Chile since the deposit guarantee program was put in place. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of June 30, 2019, would represent approximately 2.4% of GDP.

•                                                            Pension Guarantees:  The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount.  The shortfall is covered by the government.  In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years.  For 2020, government payments under the pension system represented 0.9% of GDP and are expected to gradually increase to 1.2% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•                                                            Pension Reform Bonds:  The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.6% of GDP as of September 30, 2019, as compared to 2.5% of GDP in 2014.

•                                                            Debt Guarantees:  As of September 30, 2019, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 1.8% of GDP.  Of these internal guarantees, 34.4% were incurred by EFE and 13.5% by Metro. 50,5% of the total guarantee debt is related to the financing of higher education (authorized by Law No. 20,207).

•                                                            University Loan Guarantees:  Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies.  The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities.  As of December 31, 2019, the government’s maximum exposure under the program was estimated to represent 1.4% of GDP.

•                                                            CORFO Investment Fund:  Since 1985, CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities.  With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital.  The aggregate amount of the guaranteed liabilities as of June 30, 2019 totaled approximately Ps. 2,938 billion (approximately US$4.3 billion as of June 30, 2019).  CORFO’s liabilities are not expressly guaranteed by the government.

•                                                            Small Enterprise Guarantees Fund (FOGAPE):  The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies.  Its potential market segment includes small companies meeting one of the following requirements:

(a) companies with maximum annual sales of UF 25,000 (approximately US$950,482.0 as of December 31, 2018); (b) exporting companies with annual average sales in the two immediately preceding calendar years totaling no more than US$16.7 million; or (c) nonprofit legal entities and “sociedades de personas” (partnerships where the specific qualities of the partners are the reason for their business formation, such as limited liability partnership) for irrigation and other infrastructure projects. In 2019, guarantees issued by FOGAPE did not give rise to a material contingency, neither individually nor in the aggregate.

As of December 31, 2019, the government’s total contingent liabilities represented approximately 7.8% of GDP.

Government Expenditures

2021 Budget

Law No. 21,289, which approved the 2021 budget was published in the Official Gazette of December 16, 2020 and allows indebtedness of Chile for an amount up to US$21 billion, The following table sets forth the assumptions used to calculate the structural fiscal revenues for the purpose of preparing the 2021 budget:

2021 Budget Assumptions for Structural Balance

2021 Budget Assumptions
Trend Real GDP growth (average % change for the next five years)	1.5
Long-term Copper price (US$ cents per pound) (2021-2030)	288

The following table sets forth the macroeconomic assumptions underlying the 2021 budget law:

2021 Budget Assumptions for Effective Balance

2021 Budget Assumptions(1)
Real GDP growth (% change compared to 2020)	5.0
Real domestic demand growth (% change compared to 2020)	6.5
CPI (% change December 2019 compared to December 2021)	2.3
Annual average nominal exchange rate (Ps./US$)	766
Annual average Copper price (US$ cents per pound)	288

(1) Considered for the preparation of the 2021 budget.

Source:  Chilean Budget Office.

PUBLIC SECTOR DEBT

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)

Consolidated (in millions of Chilean pesos)

As of September 30, 2020
Total financial debt	23,784,223
Financial debt, excluding debts owed to central government	23,784,223
Short-term(2)	1,547,553
Long-term(3)	22,236,670
Financial debt with central government(4)	0
Financial assets(5)	3,994,900
Net financial debt	19,789,324
Excluding central government	19,789,324

(1)

Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.

(2)

Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.

(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government

(as a % of GDP)

As of September 30, 2020
Net consolidated debt	13.5

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of Chilean pesos)

As of September 30, 2020
Liabilities	33,817,666.0
Chilean Central Bank notes and bonds(1)	23,767,973.0
Fiscal deposits	1.0
Others(2)	10,049,693.0
Assets without subordinated debt	37,041,327.0
Net international reserves (in US$ million)	37,822.0
Others(3)	7,371,711.0
Total net debt without subordinated debt(1)(2)	(3,223,661.0)

(1)

Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)

Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of Chilean pesos, except as indicated)

As of September 30, 2020
Debt in pesos	48,774,957.0
External debt	0.0
Domestic debt	48,774,957.0
Assets in pesos	16,574,220.0
Assets in pesos, without public enterprises(1)	16,574,220.0
Chilean Central Bank deposits	0.0
Financial debt of public enterprises with the central government	0.0
Net debt in pesos(2)	32,200,737.0
Debt in U.S. dollars (in US$ million)	20,395.0
Treasury bills with the Chilean Central Bank (in US$ million)	0.0
External debt (in US$ million)	20,395.0
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	32,619.0
Net debt in U.S. dollars (in US$ million)	(12,225.0)
Total financial debt(4)	64,773,646.0
Total financial assets(5)	42,162,904.0
Total net financial debt	22,610,742.0
Total net financial debt (% of GDP)	11.5

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at September 30, 2020).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at September 30, 2020).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic

Debt Service and Debt Restructuring

In November 2020, the Republic issued Ps.1,040,000,000,000 2.3% Bonds due October 1, 2028 and Ps.560,000,000,000 2.8% Bonds due October 1, 2033.  The Republic intends to invest an amount equal to the net proceeds from the sale of such bonds to fund budgetary programs that qualify as eligible social expenditures under the Republic’s Sustainable Bond Framework and that are included in the Republic’s budget for the fiscal year 2020, including to fund the government’s response to COVID-19.